SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Luby's, Inc.
(Name of Issuer)
Common Stock, par value $0.32 per share
(Title of Class of Securities)
549282101
(CUSIP Number)

JEFFERSON GRAMM
BANDERA PARTNERS LLC
50 Broad Street, Suite 1820
New York, New York 10004
(212) 232-4583

CHRISTOPHER P. DAVIS, ESQ.
 KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 26, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS BANDERA MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,034,122
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,034,122
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (see Instructions) PN

1	NAMES OF REPORTING PERSONS BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,034,122
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,034,122
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (see Instructions) OO

1	NAMES OF REPORTING PERSONS GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,034,122
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,034,122
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (see Instructions) IN

1	NAMES OF REPORTING PERSONS JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 2,034,122
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 2,034,122
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,044,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (see Instructions) IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by Bandera Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,034,122 Shares owned directly by Bandera Master Fund is approximately $6,557,864.55, including brokerage commissions.

The Shares purchased by Mr. Gramm were purchased using personal funds.  The aggregate purchase price of the 10,000 Shares owned directly by Mr. Gramm is approximately $44,660.40, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.
Items 5(a)-5(c) are hereby amended and restated in their entirety as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 29,503,642 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 11, 2018 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 23, 2018.
As of the date hereof, Bandera Master Fund beneficially owned 2,034,122 Shares, constituting approximately 6.9% of the Shares outstanding. By virtue of their respective relationships with Bandera Master Fund discussed in further detail in Item 2, each of Bandera Partners, Mr. Bylinsky and Mr. Gramm may be deemed to beneficially own the Shares owned directly by the Master Fund.
As of the date hereof, Mr. Gramm beneficially and directly owned 10,000 Shares, constituting less than 1% of the Shares outstanding.
Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(b) Bandera Partners may be deemed to have the sole power to vote and dispose of the 2,034,122 Shares directly owned by Bandera Master Fund. As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, each of Messrs Bylinsky and Gramm may be deemed to have the shared power to vote and dispose of the Shares directly owned by Bandera Master Fund.
Mr. Gramm has the sole power to vote and dispose of the 10,000 Shares owned directly by him.
(c) Except as set forth on Schedule 1 hereto, none of the Reporting Persons have entered into any transactions in the Shares during the past sixty days.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	October 30, 2018

BANDERA MASTER FUND L.P.

By:	Bandera Partners LLC, as Investment Manager

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

BANDERA PARTNERS LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

/s/ Gregory Bylinsky
GREGORY BYLINSKY

/s/ Jefferson Gramm
JEFFERSON GRAMM

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share[1]
Bandera Master Fund L.P.
10/26/2018	Common Stock	529.633	$1.2626

1 Including any brokerage fees.